UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___June 2008___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 3rd 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Energy set to Grow Production and Revenue

Wellington, New Zealand – June 3, 2008 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy announced today that it has closed its hedged oil position and now will benefit from the full upside of the high oil prices, which are currently around $125 per barrel.

Austral’s CEO Thompson Jewell commented “Removing the hedge is a powerful tool because it allows the Company to leverage unprecedented oil prices at a time when we anticipate increased production from the upcoming two well drilling program. We have worked closely with the bank who have shown confidence in the company by financing this hedge close out program. Hedging 23% of the company’s proven and probable reserves at $65 in 2006 was a prudent decision but it is now important to close out this facility and capitalise on today’s $125 oil price.”

The oil price spike will also greatly benefit Austral in regards to the remaining 77% of its unhedged reserves and the Company is now well positioned to reap the benefit of immediately increased revenue from existing and expected production. Austral has also purchased future price options at $90 per barrel to protect a portion of the future production revenue against a significant fall in future oil prices.

Austral is in the process of reducing its primary debt facility to the bankers from $14.45m to $6.5m through utilising the proceeds from the sales of its PNG assets announced previously.

A $17.8m debt to the Company’s bankers will be assumed as consequence of the crystallization of the hedges. Austral will record a loss on this hedge in the second quarter of some $8 million dollars on this transaction in addition to the approximately $9.1 million of unrealized losses which were recognized in fiscal 2007 ($7.3 million) and in the first quarter 2008 ($1.77 million).

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.